Filed by McCormick & Company, Incorporated
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: Unilever PLC
(Commission File No. 001-04546)

Date: April 9, 2026

Jared Blikre: McCormick's chief executive says its deal with Unilever to combine its food businesses is a perfect fit for the company's growth. Brendan Foley spoke to Yahoo Finance's executive editor, Brian Sozzi, earlier. They discussed the thinking behind the merger, consolidation across the industry, and its plans for growth going forward. Let’s take a listen.

Brendan Foley: McCormick is a great company and we thought about this combination for quite some time as being really the perfect fit with McCormick, and you just think about the portfolio you know, Knorr and Hellmann’s, kind of how they operate, and they really are all about flavor, and McCormick is really about flavor. And so, the strategic connection between these two brand portfolios being iconic brands that, when you combine them together, just create a preeminent global flavor company, and so we're really excited about that. It's a great combination. It's really about growth, it's about value creation, and you know this is one that's going to be accretive in the first year. You know sales, adjusted, operating margin, adjusted earnings per share, but what it does is just it is further strengthens our strategic focus around flavor at a global level.

Brian Sozzi: I joked on the day this this came out and my boss picked up on it and on it. And why don't, we would see Old Bay Hellmann's mayonnaise. Is that is that how you create value, like the combinations of things like this, your spice portfolio and reimagining the flavor profile of a Hellmann's mayonnaise?

Brendan Foley: Well, you know Hellmann's is a great brand, and there's a lot of loyal users with the Hellmann's brand, which is what they enjoy right.

Brian Sozzi: It’s been around forever.

Brendan Foley: Yeah, you know, but also just have a little fun with you. There's not much that we can't find that we can add Old Bay to, to have some fun with it.

Brian Sozzi: I told my boss I was right. I told him, I told him.

Brendan Foley: And you know the same is true with even heat. Think about Frank's RedHot. I mean there's a lot of a lot of things that we can do when you think about, you know, where innovation can go, but this is, this is a company now with these two brand portfolios coming together. All we think about is food and flavor, and so that's the real where we see the growth opportunities really taken to a new level, and it really helps the McCormick portfolio, and also we add value to the Unilever foods portfolio too.

Brian Sozzi: I hope I have the numbers right here on this. McCormick dates back to 1889.

Brendan Foley: That's right.

Brian Sozzi: And through that history your company has grown through acquisitions. I remember talking to the former CEO about this many years ago. You have a strong track record of integrating businesses. What does that playbook look like that you run to integrate a very large business like Unilever.

Brendan Foley: We have had a lot of success with integrations, and it is, you know, sort of a strength of the company. You look at our last 3 acquisitions. You know Frank’s and French’s and Cholula and flavors of North America called FONA. Those all went terrific. We did them in a shorter amount of time than we originally planned on, and then this synergy capture was stronger than what we thought, I think the thing that we're really unique with when we think about integrations is no one is the same. They're all going to be different because they're all different types of companies. I mean I’ll just compare to Cholula and FONA, done actually at the same time. So you think about the scale of those two together. You know doing them within 30 days of each other and both the integration approach was completely different, so it's not one playbook. It's really understanding that business. What are you trying to accomplish as an outcome and make sure you design towards that. And it really, I think, allows us to be very very, you know, sort of focused on what's going to really create the greatest value, because that's why we're doing it. We're doing all this to continue driving growth and as we look at the Unilever combination with McCormick, you know we already have a detailed integration plan that we pulled together, but I think it's really important to define what the where the complexity might lie, because every integration has complexity. So if you think about this one there has to be a significant carve out and then you also have to integrate. Those are two different activities. On the you know from the standpoint of carving out, Unilever’s 80% of the food business sales are really all already standalone. Those separate sales force manufacturing R&D, and so think about there's no entanglements for us to sort of really deal with there, and Unilever is really expert at doing this, you know overall. Then you move next to market overlap. When you look at market overlap, I mean we've already done you know the look at the math. We've worked on this together jointly. You know we see a lot of overlap in some areas and where we have that overlap, it really is taking the strength of Unilever talent and how they operate the business and lifting and shifting that, combining it with McCormick.

Brian Sozzi: A large part of the driving value from this. You called out $600 million in cost synergies, a lot of that coming in the first two years after the deal closes. What about the top line? Because if you look at the Unilever food business, been growing at low single digits, reasonable given the state of the industry. But how do you crank that up the next year?

Brendan Foley: Well, I'm glad you point out it is really all about topline growth. I mean that's why we do this. That's why McCormick’s track record in integration and you know, acquisitions has really been as strong as it has been. These are two companies right now operating from a position of strength you have Unilever growing, you know, sort of North and McCormick growing North, and it's also volume driven. You know overall and that you're not finding that too much in the food industry today and we're benefiting from being an advantage categories. Now, when you bring those together, we have opportunities where you get one plus one equals three, and so we have you know the sort of the McCormick brand portfolio, starts to benefit from the distribution strength globally that Unilever offers.

Brian Sozzi: So there's still places where some of your products are not sold in the same place as Unilever.

Brendan Foley: That's right, that's right. There's a lot of markets that you know we can think about. Look at, you know, look at Brazil. We don't have a presence in Brazil as an example and think about Unilever strength there, but also we're helping the Unilever portfolio. Think about this now is as a company that's totally focused on food. It is about the Hellmann's brand and the Knorr brand, but there's a lot of other brands in that portfolio that also deserve attention.

Brian Sozzi: What am I not thinking about ? What brand am I not thinking about?

Brendan Foley: Think about the brand Amora in France. Think about the brand Maille, which that could go global. You know we think there's a lot of opportunity to take some of these high potential brands and continue to sort of expand them you know at a global level. Cholula is still an opportunity for us. There aren't enough people who love Cholula yet.

Brian Sozzi: They need to.

Brendan Foley: Because there's a lot of love for Cholula. And so the these are really, I think, as we see them a real, you know sort of revenue synergy opportunities that we see as we think about growth and we you know said that in our you know opening announcement you know we see in the range of three to five and that's a that's a tick up from where you know this industry has been, so we're very excited about that. It's also about the growth of food service. It's also about the combination of, you know, the R&D teams that have very complementary strengths, and what that gets me excited about is what it means for innovation, because our retail business partners right now want to make sure we're innovating and growing categories.

Brian Sozzi: Why? You spent years in this industry. Why haven't deals in the food industry worked out in the past like these big? I mean, I look at Krafts, it is what is. They're going through what they got to go through, but why hasn't these big deals worked down the past do you think?

Brendan Foley: You know, I look at McCormick’s focus on growth as really being the thing that has distinguished us in our performance. You know, overall, we're not looking at acquisitions to solve a growth problem. We see it as fulfilling this vision of just being that global leader in flavor, and I think that focus strategically has been very important for McCormick’s success, and this combination is no different than our playbook. Now obviously it's a different size, but that playbook has been, you know, very successful for McCormick, and that's exactly the lane that we're going to travel.

Brian Sozzi: I think you hit on some very important. You, I look back to the deals you made like Frank's RedHot sauce. It added something new. It wasn't like let's just combine mishmash all this stuff together and let's hope we grow some volume and we can cut costs.

Brendan Foley: That level of category scale edfocus, is really where we see a lot of opportunity and strength, and we still see a lot of growth and flavor globally. I look at a brand like Knorr as an example that brand is you know, well over above you know sort of $5 billion, but I see the volume growth rates right now behind that business and I see that concentration you know and really the focus of that portfolio. A lot of it's bouillon and seasonings. And it's interesting. We're seeing growth in developed markets like North America, but also in emerging markets like, let's say, Mexico or the Philippines. These are the opportunities that we see behind a global brand like Knorr.

Brian Sozzi: How does the Unilever food business for those not familiar with that business but familiar with yours, how does that business play into a future with GLP-1s?

Brendan Foley: I think our whole portfolio still continues to be advantaged. There is this cross section of, you know, consumers looking for both value, but also health and wellness, and you know many of these products are really all about you know, adding flavor. Remember, the line that we talked about you know back, I think about a year ago, you know we're not in the business of, you know, sort of competing for calories. We're there to flavor them, and that really is a very focused agenda that we've got, and so you know that carries our strategic focus.